                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 3




                              HTTP TECHNOLOGY, INC.
       ------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, par value $0.001
       ------------------------------------------------------------------
                         (Title of Class of Securities)


                                   404342-10-7
       ------------------------------------------------------------------
                                 (CUSIP Number)


                              Stefan Allesch-Tayor
                                STG Holdings Plc
                               46 Berkeley Square
                         London W1J 5AT, UNITED KINGDOM
                               011-44-171-584-1173

                                    Copy to:
                             Steven R. Berger, Esq.
                   Salans Hertzfeld Heilbronn Christy & Viener
                                620 Fifth Avenue
                               New York, NY 10020
                                  212-632-5508
       ------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)


                         November 6, 2001
------------------------------------------------------------------
               (Date of Event which Requires Filing
                        of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box / /

CUSIP NO.  404342-10-7                                      PAGE 2 OF 6 PAGES
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

----------------------------------------------------------------------------------------------------------------------
1)       Names of Reporting Person.                     STG HOLDINGS, PLC
         Identification No. of
         Above Person (entities only)
----------------------------------------------------------------------------------------------------------------------
2)       Check the Appropriate Box if a
         Member of a Group
         (See Instructions)                   (a)   / /
                                                    ------------------------------------------------------------------
                                              (b)   /X/
                                                    ------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
3)       SEC Use Only
----------------------------------------------------------------------------------------------------------------------
4)       Source of Funds
         (See Instructions)                   OO
----------------------------------------------------------------------------------------------------------------------
5)       Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)
----------------------------------------------------------------------------------------------------------------------
6)       Citizenship or Place of
         Organization                                                      UNITED KINGDOM
----------------------------------------------------------------------------------------------------------------------
Number of Shares
Beneficially Owned by
Each Reporting Person
With                     (7)     Sole Voting Power                         36,006,450 SHARES
----------------------------------------------------------------------------------------------------------------------
                         (8)     Shared Voting Power                       0 SHARES
----------------------------------------------------------------------------------------------------------------------
                         (9)     Sole Dispositive Power                    36,006,450 SHARES
----------------------------------------------------------------------------------------------------------------------
                         (10)    Shared Dispositive Power                  0 SHARES
----------------------------------------------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each                       36,006,450
         Reporting Person
----------------------------------------------------------------------------------------------------------------------
12)      Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions)
----------------------------------------------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row
         (11)                                                              62.2%(1)
----------------------------------------------------------------------------------------------------------------------
14)      Type of Reporting Person
         (See Instructions)                                                CO
----------------------------------------------------------------------------------------------------------------------



------------
(1) Based upon 57,868,083 shares of Common Stock outstanding as of February 19, 2002.

CUSIP NO.  404342-10-7                                      PAGE 3 OF 6 PAGES
         ---------------                                    -----------------



----------------------------------------------------------------------------------------------------------------------
1)       Names of Reporting Person.                     STEFAN ALLESCH-TAYLOR
         Identification No. of
         Above Person (entities only)
----------------------------------------------------------------------------------------------------------------------
2)       Check the Appropriate Box if a
         Member of a Group
         (See Instructions)                   (a)   / /
                                                    ------------------------------------------------------------------
                                              (b)   /X/
                                                    ------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
3)       SEC Use Only
----------------------------------------------------------------------------------------------------------------------
4)       Source of Funds
         (See Instructions)                   OO
----------------------------------------------------------------------------------------------------------------------
5)       Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)
----------------------------------------------------------------------------------------------------------------------
6)       Citizenship or Place of
         Organization                                                      UNITED KINGDOM
----------------------------------------------------------------------------------------------------------------------
Number of Shares
Beneficially Owned by
Each Reporting Person
With                     (7)     Sole Voting Power                         0 SHARES
----------------------------------------------------------------------------------------------------------------------
                         (8)     Shared Voting Power                       36,006,450 SHARES(2)
----------------------------------------------------------------------------------------------------------------------
                         (9)     Sole Dispositive Power                    0 SHARES
----------------------------------------------------------------------------------------------------------------------
                         (10)    Shared Dispositive Power                  36,006,450 SHARES(2)
----------------------------------------------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each                       36,006,450
         Reporting Person
----------------------------------------------------------------------------------------------------------------------
12)      Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions)
----------------------------------------------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row
         (11)                                                              62.2%(3)
----------------------------------------------------------------------------------------------------------------------
14)      Type of Reporting Person
         (See Instructions)                                                CO
----------------------------------------------------------------------------------------------------------------------




------------

(2) Consists of 35,979,676 directly owned by STG Holdings, Plc.

(3) Based upon 57,868,083 shares of Common Stock outstanding as of February 1, 2002.

CUSIP NO.  404342-10-7                                      PAGE 4 OF 6 PAGES
         ---------------                                    -----------------



         Schedule 13D of STG Holdings, Plc filed with the securities and Exchange Commission on January 7, 2000, as previously amended, is hereby amended as follows:

1. By amending and restating Item 5 as follows:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) STG and Stefan Allesch-Taylor beneficially own a total of 36,006,450 shares of Common Stock. This represents 62.2% of the issued and outstanding capital stock of the Issuer.

         (b) STG has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition, of 36,006,450 shares of Common Stock. Stefan Allesch-Taylor, as director of STG, has shared power to vote or direct the vote, and shared power to dispose or direct the disposition, of 36,006,450 shares of Common Stock.

         (c) On January 31, 2002, STG purchased 5,000,000 shares of Common Stock from Nightingale Technologies Limited at a price of $3.00 per share. On February 5, 2002, STG purchased a further 4,200,000 shares of Common Stock from Emirate Nominees Limited at a price of $2.64 per share. On February 7, 2002, STG bought 2,351,023 shares of Common Stock from Societe Privee Nominees Limited at a price of $2.44 per share. On February 11, 2002, STG bought 6,620,071 shares from Asia IT Nominees Limited at a price of $2.50 per share. STG also made the following additional purchases on the open market:


                  DATE                   NUMBER OF SHARES       PRICE PER SHARE
                  ----                   ----------------       ---------------
           November 6, 2001                      500                   5.16
           November 6, 2001                      700                   4.69
           November 7, 2001                      300                   5.00
           November 7, 2001                      500                   5.16
           November 8, 2001                      200                   5.61
           November 13, 2001                   2,500                   4.84
           November 16, 2001                     200                   5.51
           January 8, 2002                       500                   4.76
           January 18, 2002                    2,524                   3.92
           January 22, 2002                    1,000                   3.40
           January 22, 2002                    1,000                   3.66
           January 22, 2002                    1,175                   3.92
           January 23, 2002                    1,000                   3.92
           January 24, 2002                    1,000                   3.92
           January 25, 2002                    2,000                   3.93
           January 30, 2002                    3,475                   3.86
           January 31, 2002                    2,000                   3.66
           February 1, 2002                    2,500                   3.40
           February 1, 2002                      500                   3.71
           February 4, 2002                      500                   3.21
           February 5, 2002                    1,200                   2.88
           February 5, 2002                      800                   2.64

CUSIP NO.  404342-10-7                                      PAGE 5 OF 6 PAGES
         ---------------                                    -----------------



           February 5, 2002                      500                   3.16
           February 5, 2002                      500                   2.90
           February 6, 2002                      500                   2.96
           February 6, 2002                      500                   2.80
           February 7, 2002                    2,000                   2.63
           February 11, 2002                   1,600                   2.37


           (d)   Not applicable

           (e)   Not applicable

CUSIP NO.  404342-10-7                                      PAGE 6 OF 6 PAGES
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                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, I hereby, on behalf of each of the Reporting Persons certify that the information set forth in the statement is true, complete and correct.

Dated as of February 21, 2002


                             STG HOLDINGS, PLC
                             By:  /s/ STEFAN ALLESCH-TAYLOR
                                  --------------------------------------------
                                  Name:   Stefan Allesch-Taylor
                                  Title:  Chairman of the Board

                                  /s/ STEFAN ALLESCH-TAYLOR
                                  --------------------------------------------
                                  Name:   Stefan Allesch-Taylor